SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2011
WASH, D.C.
200

11022146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLDS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 WEST LIBERTY STREET SUITE 1080
(No. and Street)

RENO	NEVADA	89501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H.O. LA GATTA 775-324-2774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM T. MCCALLUM, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 THIRD AVENUE SUITE 2805	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN H.O. LA GATTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLDS SECURITIES CORPORATION, as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEVADA
COUNTY OF WASHOE
SIGNED + SWORN BEFORE ME ON
AUG. 23, 2011 BY JOHN H.O. LA GATTA,
PRESIDENT OF OLDS SECURITIES CORP.

Jeanie G. Turner
Notary Public

Signature

PRESIDENT
Title

JEANIE G. TURNER
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 08-6455-2 - Expires April 24, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLDS SECURITIES CORPORATION

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED JUNE 30, 2011

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

INDEPENDENT AUDITOR'S REPORT

To the Members of
Olds Securities Corporation

We have audited the accompanying statement of financial condition of Olds Securities Corporation (the Company) as of June 30, 2011, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Olds Securities Corporation as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William T. McCallum CPA PC

New York, New York
August 15, 2011

OLDS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
June 30, 2011

ASSETS

CURRENT ASSETS	
Cash	$ 20,320
Prepaid expenses	446
TOTAL CURRENT ASSETS	20,766
TOTAL ASSETS	$ 20,766

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 6,550
TOTAL CURRENT LIABILITIES	6,550
STOCKHOLDERS' EQUITY	
Common stock, $100 par value, authorized 5,000 shares, issued and outstanding 650 shares	65,000
Additional paid-in capital	122,105
Retained earnings	(172,889)
TOTAL STOCKHOLDERS' EQUITY	14,216
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 20,766

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF INCOME
Year Ended June 30, 2011

REVENUES	
Fee Income	$ 22,000
TOTAL REVENUES	22,000
EXPENSES	
Professional Fees	19,062
Filing Fees	2,282
TOTAL EXPENSES	21,344
NET INCOME	$ 656

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2011

	TOTAL	COMMON STOCK	CONTRIBUTED IN EXCESS OF PAR VALUE	DEFICIT
SHAREHOLDERS' EQUITY - JULY 1, 2009	$13,560	$65,000	$122,105	$(173,545)
NET INCOME	656			656
SHAREHOLDERS' EQUITY - JUNE 30, 2011	$14,216	$65,000	$122,105	$(172,889)

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 656
Adjustments to reconcile net income to net cash used by operating activities	
Increase in Accrued Expenses	250
Increase in Prepaid expenses	(97)
NET CASH USED BY OPERATING ACTIVITIES	809
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	-0-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-0-
NET INCREASE IN CASH	809
CASH AT BEGINNING OF YEAR	19,511
CASH AT END OF YEAR	$ 20,320

The accompanying notes are an integral part of these statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Olds Securities Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The accompanying financial statements were prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

NOTE 2: INCOME TAXES

The Company has elected to be treated as an S Corporation for Federal income tax purposes. Under the election, any income or loss of the Company is passed through to the shareholder's tax return.

NOTE 2: INCOME TAXES (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the adoption of FASB ASC 740 did not have a material impact to the Company's financial statements. However, management's conclusions regarding the standard will be subject to review and may be adjusted at a later date based on factors, including but not limited to, on-going analyses of changes in tax laws, regulations and interpretations thereof.

NOTE 3: RELATED PARTY TRANSACTIONS

In August of 2004 the Company moved its offices to its sole shareholder's offices in Reno, Nevada. No rent is payable at the new location.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At June 30, 2011, the Company had net capital of $13,770 which was $8,770 in excess of its required capital of $5,000.

OLDS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
JUNE 30, 2011

CREDITS		
Shareholders' equity	$ 14,216	
TOTAL CREDITS		14,216
DEBITS		
Prepaid expenses	446	
TOTAL DEBITS		446
NET CAPITAL		13,770
Minimum net capital requirement - greater of $6^{2}/_{3}\%$ of aggregate indebtedness of $437 or $5,000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 8,770
AGGEGATE INDEBTEDNESS		
Accrued Expenses		6,550
Ratio of aggregate indebtedness to net capital		0.48

There were no material difference between net capital as reported above and net capital as reported in the Company's filed unaudited FOCUS Part IIA report as of June 30, 2011.

OLDS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2011

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Shareholders
Olds Securities Corporation
Reno, Nevada

In accordance with Rule 17a-5(e)(4) under Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2011, which were agreed to by Olds Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and the other specified parties in evaluating Olds Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Olds Securities Corporation's management is responsible for the Olds Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William T. McCallum CPA PC

August 15, 2011

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED JUNE 30, 2011

SIPC-7 GENERAL ASSESSMENT	$ 0
AMOUNT DUE WITH FORM SIPC-7	$ 0

SIPC COLLECTION AGENT: SECURITIES INVESTOR PROTECTION CORPORATION

See Independent Accountants' report on applying agreed-upon procedures to the SIPC annual assessment required under SEC Rule 17a-5(e)-4

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Shareholders
Olds Securities Corporation
Reno, Nevada

In planning and performing our audit of the financial statements and supplementary information of Olds Securities Corporation (the Company), for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicted a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's

practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William T. McCallum CPA PC

New York, New York
August 15, 2011